UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

GLOWPOINT, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

379887201
(CUSIP Number)

Jason B. Beauvais
Senior Vice President, General Counsel,
Chief Compliance Officer and Secretary
Main Street Capital Corporation
1300 Post Oak Boulevard
Houston, Texas 77056
(713) 350-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON GP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,276,138
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,276,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,276,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6% (1)
14	TYPE OF REPORTING PERSON OO – limited liability company

(1) The ownership percentages set forth herein are calculated based upon 35,051,222 shares of Common Stock outstanding, which includes (i) 28,717,889 shares outstanding as of May 7, 2013, and (ii) the issuance on August 9, 2013 of an additional  6,333,333 shares of Common Stock upon conversion of outstanding shares of the Issuer’s Series B-1 Preferred Stock.

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON Robert M. Shuford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,276,138 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,276,138 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,276,138 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6% (2)
14	TYPE OF REPORTING PERSON IN

(1) Robert M. Shuford, as one of the two members of the board of managers and the Chief Executive Officer of GP Investment Holdings, LLC, may be deemed to share voting and investment power with the other Reporting Persons with respect to the shares owned directly by of GP Investment Holdings, LLC.  Robert M. Shuford disclaims beneficial ownership of all such shares.

(2) The ownership percentages set forth herein are calculated based upon 35,051,222 shares of Common Stock outstanding, which includes (i) 28,717,889 shares outstanding as of May 7, 2013, and (ii) the issuance on August 9, 2013 of an additional  6,333,333 shares of Common Stock upon conversion of outstanding shares of the Issuer’s Series B-1 Preferred Stock.

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON Brian Pessin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,276,138 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,276,138 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,276,138 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6% (2)
14	TYPE OF REPORTING PERSON IN

(1) Brian Pessin, as one of the two members of the board of managers and the President of GP Investment Holdings, LLC, and as the owner of approximately 3.9% of the limited liability company interests of GP Investment Holdings, LLC, may be deemed to share voting and investment power with the other Reporting Persons with respect to the shares owned directly by of GP Investment Holdings, LLC.  Brian Pessin disclaims beneficial ownership of such shares.

(2) The ownership percentages set forth herein are calculated based upon 35,051,222 shares of Common Stock outstanding, which includes (i) 28,717,889 shares outstanding as of May 7, 2013, and (ii) the issuance on August 9, 2013 of an additional  6,333,333 shares of Common Stock upon conversion of outstanding shares of the Issuer’s Series B-1 Preferred Stock.

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON Main Street Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,345 (1)
	8	SHARED VOTING POWER 15,342,241 (1)
	9	SOLE DISPOSITIVE POWER 7,345 (1)
	10	SHARED DISPOSITIVE POWER 15,342,241 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,349,586 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.8% (2)
14	TYPE OF REPORTING PERSON CO

(1) Main Street Capital Corporation, as the owner of 50% of the limited liability company interests of GP Investment Holdings, LLC, may be deemed to share voting and investment power with the other Reporting Persons with respect to the shares owned directly by of GP Investment Holdings, LLC.  Main Street Capital Corporation disclaims beneficial ownership of such shares.  Main Street Capital Corporation directly owns 7,345 shares of Common Stock that are not held by GP Investment Holdings, LLC.  Main Street Mezzanine Fund LP and Main Street Capital II, LP, subsidiaries of Main Street Capital Corporation, directly own 47,741 and 18,362 shares of Common Stock, respectively, that are not held by GP Investment Holdings, LLC.  Main Street Capital Corporation may be deemed to share voting and investment power with respect to the 47,741 shares of Common Stock owned by Main Street Mezzanine Fund LP and the 18,362 shares of Common Stock owned by Main Street Capital II, LP.  Main Street Capital Corporation disclaims beneficial ownership of such shares.

(2) The ownership percentages set forth herein are calculated based upon 35,051,222 shares of Common Stock outstanding, which includes (i) 28,717,889 shares outstanding as of May 7, 2013, and (ii) the issuance on August 9, 2013 of an additional  6,333,333 shares of Common Stock upon conversion of outstanding shares of the Issuer’s Series B-1 Preferred Stock.

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON Sandra and Norman Pessin JTWROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,276,138 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,276,138 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,276,138 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6% (2)
14	TYPE OF REPORTING PERSON IN

(1) Sandra and Norman Pessin JTWROS, as the owner of approximately 46.1% of the limited liability company interests of GP Investment Holdings, LLC, may be deemed to share voting and investment power with the other Reporting Persons with respect to the shares owned directly by of GP Investment Holdings, LLC.  Sandra and Norman Pessin JTWROS disclaim beneficial ownership of such shares.

(2) The ownership percentages set forth herein are calculated based upon 35,051,222 shares of Common Stock outstanding, which includes (i) 28,717,889 shares outstanding as of May 7, 2013, and (ii) the issuance on August 9, 2013 of an additional  6,333,333 shares of Common Stock upon conversion of outstanding shares of the Issuer’s Series B-1 Preferred Stock.

CUSIP NO. 379887201

Item 1.                      Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Glowpoint, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 430 Mountain Avenue, Suite 301, Murray Hill, NJ  07974.

Item 2.                      Identity and Background.

(a)      Name:  This Schedule 13D is being filed on behalf of:

(1)      GP Investment Holdings, LLC, a Delaware limited liability company (“GP Investment”). The principal business of GP Investment is to hold shares of the Issuer for investment purposes.

(2)      Robert M. Shuford, who is one of the two members of the board of managers and the Chief Executive Officer of GP Investment.

(3)      Brian Pessin, who is one of the two members of the board of managers and the President of GP Investment.

(4)      Main Street Capital Corporation, a Maryland corporation (“MSCC”). The principal business of MSCC is to act as a principal investment firm primarily focused on providing customized debt and equity financing to lower middle market companies and debt capital to middle market companies.

MSCC owns 50% of the limited liability company interests of GP Investment and may be deemed to beneficially own securities beneficially owned by GP Investment.

and;

(5)      Sandra and Norman Pessin JTWROS.  The principal occupation of each of Sandra Pessin and Norman Pessin is housewife and investor, respectively.

Brian Pessin and Sandra and Norman Pessin JTWROS own 3.9% and 46.1%, respectively, of the limited liability company interests of GP Investment and may be deemed to beneficially own securities beneficially owned by GP Investment.

GP Investment, Robert M. Shuford, Brian Pessin, MSCC and Sandra and Norman Pessin JTWROS are collectively referred to as the “Reporting Persons”. The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 16, 2013, a copy of which is attached as Exhibit 99.4 to this Schedule 13D.

(b)      Business Address:

(1)      The business address of GP Investment and MSCC is 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056.

(2)      The business address and principal occupation of Robert M. Shuford is set forth on Schedule 1 hereto.

(3)      The business address and principal occupation of Brian Pessin is set forth on Schedule 1 hereto.

(4)      The business address of Sandra and Norman Pessin JTWROS is 366 Madison Avenue, 14th Floor, New York, NY  10017.

(c)      Executive Officers, Directors, Managers and Control Persons:

(1)      Set forth on Schedule 1 and incorporated herein by reference is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and managers of GP Investment as of the date hereof.

CUSIP NO. 379887201

(2)      In accordance with the provisions of General Instruction C to Schedule 13D, Schedule 2 attached to this Schedule 13D and incorporated herein by reference provides information with respect to (i) each executive officer, director and manager, as applicable, of MSCC; (ii) each person controlling MSCC; and (iii) each executive officer and director of any corporation or other person ultimately in control of MSCC.

(d)      Criminal Proceedings:

(1)      Neither GP Investment nor, to the knowledge of GP Investment, any person identified on Schedule 1 attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(2)      Robert M. Shuford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(3)      Brian Pessin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(4)      Neither MSCC nor, to the knowledge of MSCC, any person identified on Schedule 2 attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(5)      Neither Sandra Pessin nor Norman Pessin have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)      Civil Proceedings:

(1)      Neither GP Investment nor, to the knowledge of GP Investment, any person identified on Schedule 1 attached hereto, during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(2)      Robert M. Shuford, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(3)      Brian Pessin, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(4)      Neither MSCC nor, to the knowledge of MSCC, any person identified on Schedule 2 attached hereto, during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(5)      Neither Sandra Pessin nor Norman Pessin, during the last five years have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 379887201

(f)      Citizenship:

(1)      The managers and executive officers of GP Investment identified on Schedule 1 attached hereto (including Robert Shuford and Brian Pessin) are citizens of the United States unless otherwise noted on Schedule1.

(2)      The natural persons identified on Schedule 2 hereto are citizens of the United States unless otherwise noted on Schedule 2.

Item 3.                      Source and Amount of Funds or Other Consideration.

Pursuant to the Stock Purchase Agreement, effective as of August 9, 2013, by and between Vicis Capital Master Fund (“Vicis”) and GP Investment (the “Stock Purchase Agreement”), GP Investment acquired (i) 8,942,805 shares of Common Stock owned by Vicis and (ii) 95 shares of Series B-1 Preferred Stock of the Issuer (the “Preferred Stock”) owned by Vicis for an aggregate purchase price of $7,500,000.  Such shares were acquired with the working capital of GP Investment.  The funds used by GP Investment to purchase the Common Stock and Preferred Stock were provided by the members of GP Investment  in the following amounts:

Reporting Person	Funds Provided
Main Street Capital Corporation	$3,800,000
Sandra and Norman Pessin JTWROS	$3,500,000
Brian Pessin	$300,000

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the full and complete text of the Stock Purchase Agreement, which is filed herewith as Exhibit 99.1 and incorporated herein by reference.

The Preferred Stock was subsequently converted to 6,333,333 shares of Common Stock, resulting in total ownership of 15,276,138 shares (the “Shares”) by GP Investment.

MSCC, Main Street Capital II, LP and Main Street Mezzanine Fund LP received 7,345,18,362, and 47,741 shares of Common Stock, respectively, in consideration for their respective interests in Affinity VideoNet, Inc. (“Affinity”) pursuant to an Agreement and Plan of Merger, dated August 12, 2012, by and among the Issuer, GPAV Merger Sub, Inc., and Affinity, filed as Exhibit 2.1 of the Issuer’s Current Report on Form 8-K dated August 12, 2012.

Item 4.                      Purpose of Transaction.

The Reporting Persons purchased the Shares reported herein based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  The Reporting Persons do not have any specific plans or proposals as of the date of this Schedule 13D to purchase additional Common Stock or dispose of the Shares.  The Reporting Persons may in the future make additional purchases of Common Stock or dispose of all or a portion of the Shares reported as beneficially owned in this Schedule 13D, either in the open market or in privately negotiated transactions depending on the Reporting Persons’ and the Issuer’s business, prospects, financial condition, the market for the Common Stock, general economic conditions, capital market conditions and other future developments.

No Reporting Person has, as of the date of the filing of this Schedule 13D, any plans or proposals that relate to or would result in:

(a)      The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)      A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)      Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP NO. 379887201

(e)      Any material change in the present capitalization or dividend policy of the Issuer;

(f)      Any other material change in the Issuer’s business or corporate structure;

(g)      Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)      A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)      A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated in items (a)-(i) above.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. In determining from time to time whether to sell the Shares reported as beneficially owned in this Schedule 13D (and in what amounts), to retain such securities or to acquire additional securities, the Reporting Persons intend to take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, changes in law and government regulations; general economic conditions, regulatory matters and other opportunities available to the Reporting Persons.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.                      Interest in Securities of the Issuer.

The ownership percentages set forth herein are calculated based upon 35,051,222 shares of Common Stock outstanding, which includes (i) 28,717,889 shares outstanding as of May 7, 2013, and (ii) the issuance on August 9, 2013 of an additional 6,333,333 shares of Common Stock upon conversion of outstanding shares of the Issuer’s Series B-1 Preferred Stock.

(a)      As of the date hereof, GP Investment directly owned 15,276,138 shares of Common Stock, representing approximately 43.6% of the shares of Common Stock outstanding. By virtue of the relationships described in further detail in Item 2, each of MSCC, Robert M. Shuford, Brian Pessin and Sandra and Norman Pessin JTWROS may be deemed to beneficially own the shares of Common Stock owned directly by GP Investment.  Each of MSCC, Robert M. Shuford, Brian Pessin and Sandra and Norman Pessin JTWROS disclaims beneficial ownership of such shares.

As of the date hereof, MSCC directly owned 7,345 shares of the Common Stock, representing less than 1% of the shares of Common Stock outstanding.  MSCC may be deemed to beneficially own an additional 47,741 and 18,362 shares of Common Stock, representing less than 1% of the shares of Common Stock outstanding, held by Main Street Mezzanine Fund LP and Main Street Capital II, LP, respectively.  Main Street Mezzanine Fund LP and Main Street Capital II, LP are subsidiaries of MSCC.  MSCC disclaims beneficial ownership of such shares.

(b)      GP Investment may be deemed to share with MSCC, Robert M. Shuford, Brian Pessin and Sandra and Norman Pessin JTWROS the power to vote and dispose of the Common Stock directly owned by GP Investment.

MSCC may be deemed to share with Main Street Mezzanine Fund LP and Main Street Capital II, LP, subsidiaries of MSCC, the power to vote and dispose of the Common Stock directly owned by Main Street Mezzanine Fund LP and Main Street Capital II, LP.  MSCC has sole power to vote and dispose of the shares of Common Stock it owns directly.

(c)      As described in further detail in Item 3, on August 9, 2013 GP Investment acquired (i) 8,942,805 shares of Common Stock and (ii) 95 shares of Series B-1 Preferred Stock of the Issuer for a purchase price of approximately $0.49 per share on an as-converted-basis, in a private transaction.  On August 9, 2013, the Preferred Stock was converted to 6,333,333 shares of Common Stock, resulting in total ownership of 15,276,138 shares of Common Stock.  There were no other transactions effected by the Reporting Persons in the Common Stock during the past 60 days.

CUSIP NO. 379887201

(d)      No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the share of Common Stock.

(e)      Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement

As described in Item 3 above, pursuant to the Stock Purchase Agreement, GP Investment acquired the Shares from Vicis.

The description herein of the Stock Purchase Agreement is qualified in its entirety by reference to the full and complete text of the Stock Purchase Agreement, which is filed herewith as Exhibit 99.1 and incorporated herein by reference.

Limited Liability Company Agreement

MSCC, Brian Pessin and Sandra and Norman Pessin JTWROS formed GP Investment pursuant to the Limited Liability Company Agreement of GP Investment Holdings, LLC, dated and effective as of August 5, 2013 (the “Limited Liability Company Agreement”) for the purpose of acquiring and holding the Shares for investment.  The foregoing description of the Limited Liability Company Agreement is qualified in its entirety by reference to the full and complete text of the Limited Liability Company Agreement, which is filed herewith as Exhibit 99.2 and incorporated herein by reference.

Registration Rights Agreement

GP Investment and the Issuer entered into a Registration Rights Agreement, dated as of August 9, 2013 (the “Registration Rights Agreement”), whereby, among other things, the Issuer agreed to effect a registration statement with the Securities and Exchange Commission covering the 6,333,333 received in connection with the conversion of the Preferred Stock and GP Investment agreed not to sell the Shares for up to 365 days, with certain exceptions.  The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full and complete text of the Registration Rights Agreement, which is filed herewith as Exhibit 99.3 and incorporated herein by reference.

Joint Filing Agreement

On August 16, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached as Exhibit 99.4 hereto and is incorporated herein by reference.

Other than as described herein, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or losses, or the giving or withholding of proxies.

CUSIP NO. 379887201

Item 7.                      Material to be Filed as Exhibits.

Exhibit No.                      Document

99.1	Stock Purchase Agreement, effective as of August 9, 2013, by and between Vicis Capital Master Fund and GP Investment Holdings, LLC.

99.2	Limited Liability Company Agreement of GP Investment Holdings, LLC, dated and effective as of August 5, 2013.

99.3	Registration Rights Agreement, effective as of August 9, 2013, by and between Glowpoint, Inc. and GP Investment Holdings, LLC.

99.4	Joint Filing Agreement, dated as of August 16, 2013, among GP Investment Holdings, LLC, Robert M. Shuford, Brian Pessin, Main Street Capital Corporation and Sandra and Norman Pessin JTWROS.

____________

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GP INVESTMENT HOLDINGS, LLC

By:	/s/ Robert M. Shuford
Name:	Robert M. Shuford
Title:	Chief Executive Officer

By:	/s/ Brian Pessin
Name:	Brian Pessin
Title:	President

Dated:  August 16, 2013

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert M. Shuford
Name:	Robert M. Shuford

Dated:  August 16, 2013

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Brian Pessin
Name:	Brian Pessin

Dated:  August 16, 2013

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAIN STREET CAPITAL CORPORATION

By:	/s/ Robert M. Shuford
Name:	Robert M. Shuford
Title:	Managing Director

Dated:  August 16, 2013

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANDRA AND NORMAN PESSIN JTWROS

/s/ Sandra Pessin
Name:	Sandra Pessin

/s/ Norman Pessin
Name:	Norman Pessin

Dated:  August 16, 2013

CUSIP NO. 379887201

SCHEDULE 1

EXECUTIVE OFFICERS AND MANAGERS OF GP INVESTMENT HOLDINGS, LLC

Executive Officers of GP Investment Holdings, LLC

Name	Position
Robert M. Shuford	Chief Executive Officer
Brian Pessin	President

Individuals named in the table above are employed as listed in table below. The address of the principal executive offices of GP Investment Holdings, LLC is 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056.

Managers of GP Investment Holdings, LLC

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
Robert M. Shuford	Managing Director	Main Street Capital Corporation 1300 Post Oak Boulevard, Suite 800 Houston, Texas 77056
Brian Pessin	Self-employed	366 Madison Avenue, 14th Floor New York, NY 10017

CUSIP NO. 379887201

SCHEDULE 2

EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS
 OF MAIN STREET CAPITAL CORPORATION

The name and present principal address of each executive officer and director of each of Main Street Capital Corporation, each person controlling Main Street Capital Corporation, and each executive officer and director of any corporation or other person ultimately in control of Main Street Capital Corporation are set forth below.  Unless otherwise noted, the business address for each person listed below as an officer or director of Main Street Capital Corporation is c/o Main Street Capital Corporation, 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056. All executive officers, directors, and controlling persons listed are United States citizens.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

Directors
Michael Appling, Jr.	CEO, TNT Crane & Rigging, Inc. 925 S Loop W Houston, TX 77054
Joseph E. Canon	Executive VP, Dodge Jones Foundation 400 Pine St Abilene, TX 79601
Arthur L. French	Advisor to LKCM Capital Group 301 Commerce St #1600 Fort Worth, TX 76102
J. Kevin Griffin	Senior VP of Financial Planning & Analysis, Novant Health 2085 Frontis Plaza Blvd Winston-Salem, NC 27103
John E. Jackson	CEO, Spartan Energy Partners 24 Waterway Avenue, Suite 850 The Woodlands, TX 77380
Vincent D. Foster	Chairman of the Board, CEO and President, Main Street Capital Corporation
Officers
Vincent D. Foster	Chairman of the Board, President and Chief Executive Officer
Dwayne L. Hyzak	Chief Financial Officer, Senior Managing Director and Treasurer
Curtis L. Hartman	Chief Credit Officer and Senior Managing Director
David L. Magdol	Chief Investment Officer and Senior Managing Director
Rodger A. Stout	Executive Vice President
Jason B. Beauvais	Senior Vice President, General Counsel, Chief Compliance Officer and Secretary
Nicholas T. Meserve	Managing Director
Robert M. Shuford	Managing Director
Shannon D. Martin	Vice President, Chief Accounting Officer and Assistant Treasurer